Pricing Supplement No. 121 Dated February 2, 1996, to Prospectus Dated November 9, 1994 as Supplemented by Prospectus Supplement Dated
March 22, 1995

ASSOCIATES CORPORATION OF NORTH AMERICA
MEDIUM TERM SENIOR NOTES, SERIES H

$10,000,000 principal amount of the Series H Notes, bearing interest at 6.01% per annum and maturing on February 7, 2003, are offered by the Company through Donaldson, Lufkin & Jenrette Securities Corporation, which, as agent for the Company, has agreed to use its best efforts to solicit purchasers of the Notes.

The Notes to which this Pricing Supplement relates will be Fixed Rate Notes and will be initially issued as Book Entry Notes for settlement on February 7, 1996.

Prior to this Pricing Supplement, $989,695,000 aggregate principal amount of the Series H Notes offered pursuant to the Prospectus Supplement dated March 22, 1995 to the Prospectus dated November 9, 1994 has been sold at the interest rates then in effect. On November 16, 1995 the Company reduced the amount of the aggregate principal amount of the Series H Notes available for sale under the Prospectus and the Prospectus Supplement referred to above by $100,000,000 from $1,500,000,000 to $1,400,000,000.

Recent Financial Information

The following summary of certain consolidated financial information of the Company has been derived principally from information and financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and its Quarterly Report on Form 10-Q for the nine months ended September 30, 1995 (in millions):

                                   Year Ended or   Nine Months Ended
                                   at December 31  or at September 30
                                     1994           1994      1995
                                                     (Unaudited)

Revenue                            $ 4,387.9     $ 3,176.6     $ 3,973.3
Earnings Before Provision for
 Income Taxes                      $   972.6     $   712.7     $   833.2
Net Earnings                       $   603.5     $   444.3     $   526.9
Finance Receivables (net of
unearned finance income and
allowance for losses)              $30,043.3     $28,743.9     $34,004.8
Stockholders' Equity               $ 3,786.1     $ 3,703.0     $ 4,334.3


                        ----------------------------

                       Recent Developments

On January 31, 1996, the Company announced its results for the year ended
December 31, 1995. Such results, compared to the results of operations for the prior fiscal year, were as follows: Revenue - $5.4 billion (1995), $4.4 billion (1994); Earnings before Provision for Income Taxes - $1.1 billion
(1995), $972.6 million (1994); and Net Earnings - $708.1 million (1995),
$603.5 million (1994).


On October 12, 1995, Ford Motor Company ("Ford"), the ultimate parent of the
Company, announced that it is reviewing its own possible strategic actions, which could include a partial sale of the Company's immediate parent corporation, Associates First Capital Corporation. Ford has stated that whether any transaction would occur, and the possible timing of any such transaction, have not been determined.


